KeyCorp
127 Public Square Cleveland, OH 44114

July 3, 2009

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Cecilia Blye, Esq., Chief

        Office of Global Security Risk

Re:	KeyCorp
Form 10-K for the Fiscal Year Ended December 31, 2008, Filed February 27, 2009
File No. 1-11302

Dear Ms. Blye:

On behalf of KeyCorp, an Ohio corporation (“KeyCorp”), we are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 25, 2009 with respect to the above-referenced annual report on Form 10-K, filed by KeyCorp on February 27, 2009 (“Form 10-K”).

To facilitate the staff’s review, this letter includes each of the staff’s comments in italics followed by a response to the staff’s comments. Capitalized terms used in Form 10-K and used in the following responses without definition have the meanings specified in Form 10-K.

Form 10-K

General

1.	We are aware of a report of the Department of Treasury’s Office of Foreign Assets Control, dated February 1, 2008, that KeyBank National Association, your principal subsidiary, allegedly violated the Iranian Transactions Regulations between 2002 and August 2004. Iran is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your form 10-K does not include disclosure regarding contacts with Iran. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any direct or indirect services to Iran, and any agreements, commercial arrangements, or other contacts with the Iranian government or entities controlled by that government.

Securities and Exchange Commission

July 3, 2009

In December 2007, KeyBank National Association (“KeyBank”) a subsidiary of KeyCorp, while neither admitting nor denying the allegations, paid a fine of $200,000 to the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) to settle allegations that KeyBank violated the Iranian Transactions Regulations (“ITR”) during the period from June 2002 through August 2004. OFAC alleged that KeyBank acted without an OFAC license or outside the scope of its license by operating accounts for an entity located in Iran. KeyBank opened two accounts for its business client in 1991, nearly six years prior to the date the ITR went into effect. KeyBank became aware that the entity filed a W-8 indicating the entity was a privately owned Iranian business. While the entity had an Iranian address, the entity also had a U.S. address and the principals of the entity also had U.S. addresses. Through an investigation of the account activity, KeyBank did not identify any evidence indicating that the transactions in the account resulted in transfers of money to Iran, nor did it appear that the activity was connected to the type of conduct that the ITR targets. The accounts were subsequently closed.

After KeyBank learned of this issue, it conducted a corporate-wide investigation to ascertain compliance with the ITR. [***Confidential Treatment Requested by KeyCorp Pursuant to Rule 83] We have no reason to believe either situation constitutes a violation of the ITR. On one other occasion, KeyBank sought interpretative guidance from OFAC related to certain accountholders and received confirmation of the OFAC equivalent of a no-action position. Please note that KeyBank continues to maintain one restricted deposit account related to such guidance.

[***Confidential Treatment Requested by KeyCorp Pursuant to Rule 83]

KeyCorp places a high priority on its compliance with regulatory requirements including the Bank Secrecy Act, USA PATRIOT Act and the laws and regulations administered by OFAC. Over the last several years, KeyCorp has continued to enhance its OFAC Program, and currently maintains a strong set of policies and procedures designed to comply with all the OFAC sanction programs, including the ITR. As part of its OFAC Program, KeyBank periodically maintains banking relationships with clients that maintain specific licenses with OFAC. In addition, currently KeyBank is in receipt of an amendment to License No. NPW-356a, issued by OFAC pursuant to the Weapons of Mass Destruction Proliferators Sanctions Regulations, which is due to expire on July 31, 2009.

Securities and Exchange Commission

July 3, 2009

Except as noted above, we are unaware of any existing, direct or indirect arrangements between KeyCorp or its subsidiaries and any person or entity located in Iran, including but not limited to the Iranian government. We do not have any future plans to institute or commence any such arrangement, service or agreement with Iran.

In terms of the settlement with OFAC described above, during the period from June 2002 through August 2004, the fee revenue was approximately $1,100. KeyCorp generated no fee revenue during the fiscal years ended December 31, 2006, December 31, 2007, and December 31, 2008 or during 2009 related to the accounts concerning the OFAC settlement.

2.	Please discuss the materiality of any contacts with Iran described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have business contacts associated with Iran.

Except as noted above, KeyCorp advises the staff that it is not aware of any existing, direct or indirect arrangements between KeyCorp or its subsidiaries and any person or entity located in Iran, including but not limited to the Iranian government, and are also unaware of any future plans for any such arrangement, service or agreement with Iran.

As noted above in response to comment 1, the fee revenue related to the exited accounts amounted to approximately $1,100 of fee revenue for the period of June 2002 to August 2004, with no fee revenue for the fiscal years ending December 31, 2006, December 31, 2007, and December 31, 2008 and during 2009. Such fee revenue and the deposits associated with the exited accounts did not constitute a material amount as it relates to KeyCorp’s financial performance. Furthermore, the settlement negotiated with OFAC of $200,000 was also not material to KeyCorp’s financial performance. KeyCorp does not believe that it has any other situations that constitute violations of OFAC as described above. KeyCorp in conjunction with its outside professionals determined that the OFAC settlement was not material to KeyCorp at the time of the OFAC settlement. Furthermore, KeyCorp did not receive any investment inquiry or any significant press

Securities and Exchange Commission

July 3, 2009

coverage concurrent with the notice by OFAC of the settlement. We also do not believe that this inadvertent interaction by KeyCorp with the client that was the subject of your June 25, 2009 letter or the other instances referenced herein are material to investors; nor should it be of consequence to a reasonable investor that has policies restricting investment in companies that do business with U.S.-designated state sponsors of terrorism. It is not and never has been our intention to conduct any such business.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the staff’s request, KeyCorp has executed a written statement acknowledging the foregoing, which is attached hereto as Exhibit A.

* * * *

We appreciate the efforts of the staff to assist KeyCorp in resolving the above comments. Please contact the undersigned at 216-689-4110 if you have any questions regarding the responses set forth above.

Very truly yours,

By:	/s/ Daniel R. Stolzer
Daniel R. Stolzer
Vice President, Deputy General Counsel and Assistant Secretary

cc:	Todd Schiffman, Esq., Assistant Director
Division of Corporation Finance

Exhibit A

In response to the request by the staff of the Commission in its comment letter to KeyCorp dated June 25, 2009, through execution of this Statement, KeyCorp hereby acknowledges the following: (i) KeyCorp is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) KeyCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEYCORP

By:	/s/ Daniel R. Stolzer
Daniel R. Stolzer
Vice President, Deputy General Counsel and Assistant Secretary